Exhibit 99.2

CERTIFICATE OF BRETT PEARSON

I, Brett Pearson, P. Geo., of Flin Flon, Manitoba, do hereby certify that:

1.              I am currently employed as 777 Mine Senior Geologist with HudBay Minerals Inc. (the “Issuer”), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.              I graduated from University of Saskatchewan with a Bachelor of Sciences in Geology.

3.              I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #32607

4.              I am a member in good standing of the Association of Professional Engineers & Geoscientists of Saskatchewan Registration #13130.

5.              I have practiced my profession continuously for over 10 years and have been involved in mineral exploration, mine site geology, and mineral resource estimations on base metal deposits and operations in Canada.

6.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

7.              I have prepared, with the assistance of other contributing colleagues, and am responsible for sections 7 to 10, and 14 of the technical report titled “Technical Report 777 Mine, Flin Flon, Manitoba, Canada”, dated October 15, 2012 (the “Technical Report”). I last visited the property on June 5, 2012 and numerous times prior to this date.

8.              I have been involved with the mineral resource estimations at 777 Mine since 2009.

9.              As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical not misleading.

10.       I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3 (3) of NI 43-101 where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

11.       I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.       I consent to the filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 15th day of October, 2012.

(signed) Brett Pearson

“Sealed”
Signature of Qualified Person

Brett Pearson, P. Geo.
777 Mine Senior Geologist
Hudbay